Exhibit 99.1

Stevanato Group Announces Voting Results from its Extraordinary General Meeting

PIOMBINO DESE (PD), Italy – October 5, 2023 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries announced today that the resolution proposed to shareholders at the Extraordinary General Meeting of Shareholders (“EGM”) held virtually on October 4, 2023 was passed.

Details of the resolution submitted to, and approved by, the EGM are included in the explanatory report prepared by the Board of Directors of the Company, which is available on the Company’s corporate website at https://ir.stevanatogroup.com/shareholders-meetings.

The Shareholders resolved to delegate to the Board of Directors of the Company, pursuant to Article 2443 of the Italian Civil Code, the authority to increase the share capital in cash, in one or more occasions, also on a divisible basis pursuant to Article 2439 of the Italian Civil Code, within the term of October 4, 2028, for a maximum amount of Euro 350,000,000.00, including any share premium, by issuing ordinary shares, with no par value, carrying full dividend rights, in one or more tranches, to be offered by excluding the Company’s existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence, of the Italian Civil Code (and, therefore, within the limit of 10% of the overall number of Company’s shares currently outstanding).

Further information regarding the EGM is available on Stevanato Group’s corporate website at https://ir.stevanatogroup.com/shareholders-meetings, including the full text of the EGM notice, explanatory report and other EGM materials. Shareholders may request a hard copy of EGM materials, free of charge, by emailing legal@stevanatogroup.com.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients. For more information, please visit: www.stevanatogroup.com.

Forward-Looking Statements

This press release may include forward-looking statements. The words “increase,” “to be,” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the investments the Company expects to receive, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S. market, business strategies, the Company’s capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company’s ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Contact

Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

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stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290